UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 2, 2017

Nivalis Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37449	20-8969493
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5480 Valmont Road, Suite 200

Boulder, Colorado 80301

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (720) 600-4740

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01 Other Events.

On June 2, 2017, Nivalis Therapeutics, Inc. (“Nivalis”) issued a press release announcing that it has set a date for a special meeting of its stockholders to vote on matters related to the previously announced proposed merger with Alpine Immune Sciences, Inc. (“Alpine”). The special meeting will be held at 1:30 p.m. Mountain time on July 19, 2017, at the offices of Ballard Spahr LLP, 5480 Valmont Road, Suite 200, Boulder, Colorado 80301. Nivalis stockholders of record as of the close of business on May 26, 2017, are entitled to receive notice of, and to vote at, the special meeting.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Nivalis has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus/information statement, but the registration statement has not yet become effective. The proxy statement/prospectus/information statement and any other relevant documents filed by Nivalis with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by Nivalis by directing a written request to: Nivalis Therapeutics, Inc., PO Box 18387, Boulder, Colorado 80308, Attention: Investor Relations. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

Nivalis and Alpine, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Nivalis’ directors and executive officers is included in Nivalis’ Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 13, 2017, and the proxy statement for Nivalis’ 2017 annual meeting of stockholders, filed with the SEC on April 6, 2017. Additional information regarding these persons and their interests in the transaction is included in the proxy statement/prospectus/information statement referred to above.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2017	NIVALIS THERAPEUTICS, INC.

	By:	/s/ R. Michael Carruthers
Name: R. Michael Carruthers
Title: Interim President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued June 2, 2017, by Nivalis Therapeutics, Inc.